______________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                _______________


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                NeoRx Corporation
                                -----------------
                                (Name of Issuer)

                         COMMON STOCK, par value $0.02
                         ------------------------------
                         (Title of Class of Securities)

                                    640520300
                                 ---------------
                                  CUSIP Number


                        BAY CITY CAPITAL MANAGEMENT LLC
                         750 Battery Street, Suite 600
                        San Francisco, California 94111
                                 (415) 837-0996

                                 with a copy to:

                               Brett R. Dick, Esq.
                         Heller Ehrman White & McAuliffe
                                 333 Bush Street
                        San Francisco, California   94104
                                 (415) 772-6394
                      -------------------------------------
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)

                                 August 21, 1997
                             ---------------------
                          (Date of Event which requires
                            filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:

                                                                /          /


                              (Page 1 of 9 pages)

CUSIP NO. 640520300                        13D



          1)   Name of Reporting Persons:

                     Bay City Capital Fund I, L.P.
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group
               (See Instructions)

          (a)  /    /    ________________________________________

          (b)  / XX /    ________________________________________

_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  WC
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                      is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization: Delaware
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  1,010,000
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power: 1,010,000
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  1,010,000
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              5.83%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                         (Page 2 of 9 pages)

CUSIP NO. 640520300                        13D


          1)   Name of Reporting Persons:
                    Bay City Capital Management LLC
_________________________________________________________________

               2) Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) /    /     ________________________________________


          (b) / XX /     ________________________________________

_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO
_________________________________________________________________

          5) /    /  Check if Disclosure of Legal proceedings
                     is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  Delaware
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  1,010,000
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  1,010,000
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  1,010,000
_________________________________________________________________

         12) /    /  Check if the Aggregate Amount in Row (11)
                     Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              5.83%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  OO
_________________________________________________________________


                          (Page 3 of 9 pages)

CUSIP NO. 640520300                        13D

          1)   Name of Reporting Persons:

                 Bay City Capital LLC

_________________________________________________________________

         2)   Check the Appropriate Box if a Member of a Group
               (See Instructions)

          (a)  /    /    ________________________________________

          (b)  / XX /    ________________________________________

_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  Delaware
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  1,010,000
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  1,010,000
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  1,010,000
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              5.83%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  OO
__________________________________________________________________

                              (Page 4 of 9 pages)

CUSIP NO. 640520300                        13D

ITEM 1.        SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the class of common stock, $0.02 par value (the "Common Stock"), of NeoRx Corporation (the "Issuer"), a corporation incorporated under the laws of Washington, the principal executive offices of which are located at 410 W. Harrison Street, Seattle, Washington 98119.

ITEM 2.        IDENTITY AND BACKGROUND.

     This Statement is filed on behalf of Bay City Capital Fund I, L.P., a Delaware limited partnership (the "Fund"), Bay City Capital Management LLC, a Delaware limited liability company ("Management"), and Bay City Capital LLC, a Delaware limited liability company ("Bay City LLC"), which serves as investment advisor to Management pursuant to an advisory agreement. The Fund, Management and Bay City LLC are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."

      a.   THE FUND

          The principal executive offices of the Fund are located at 750 Battery Street, Suite 600, San Francisco, CA 94111. The Fund is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including without limitation, recapitalizations and bio-technology companies.

      b.   MANAGEMENT

      The principal executive offices of Management are located at 750
Battery Street, Suite 600, San Francisco, CA 94111. Management is a Delaware limited liability company the principal business of which is serving as the general partner of the Fund. The members of Management are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, LLC, a Delaware limited liability company. Each member has a 50% membership interest in Management. The names, business addresses, present principal occupations and citizenships of the managing directors and managers of Management are set forth on Appendix 1 hereto.

     c.   BAY CITY  LLC.

     The principal executive offices of Bay City LLC are located at 750 Battery Street, Suite 600, San Francisco, CA 94111. The principal business of Bay City LLC is to provide consulting and other investment banking
services to life science companies.   Bay City LLC is a Delaware limited
liability company. The members of Bay City LLC are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, LLC, a Delaware limited liability company. Each member has a 50% membership interest in Bay City LLC. The names, business addresses, present principal occupations and citizenships of the managing directors and managers of Bay City LLC are set forth on Appendix 2 hereto.

                              (Page 5 of 9 pages)

CUSIP NO. 640520300                        13D

     During the last five years none of the Reporting Persons, nor any of the managers or managing directors of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In August 1997, the Fund acquired an aggregate 1,010,000 shares of Common Stock of the Issuer (the "Shares") on Nasdaq as set forth in the following table:

-------------------------------------------------------------------
-------------------------------------------------------------------
Purchase Date    Purchase Price    Number of      Purchase Price
                 per Share         Shares
-------------------------------------------------------------------
  8/13/97           $4.8438         200,000            $968,760
-------------------------------------------------------------------
  8/15/97           $4.9271          30,000            $147,813
-------------------------------------------------------------------
  8/18/97           $4.9375         170,000            $839,375
-------------------------------------------------------------------
  8/20/97           $5.0625         115,000            $582,188
-------------------------------------------------------------------
  8/21/97           $5.0625         495,000          $2,505,938
-------------------------------------------------------------------
    Total                         1,010,000          $5,044,074
-------------------------------------------------------------------
-------------------------------------------------------------------

     The funds used by the Fund to pay the purchase price were capital contributions made by its partners pursuant to pre-existing capital commitments. The purchase price was paid in cash.

ITEM 4.        PURPOSE OF TRANSACTION.

     The Reporting Persons have acquired and currently hold the Shares for investment purposes. Depending on market and other conditions, all and/or any of the Reporting Persons may continue to hold the Shares, acquire additional shares of Common Stock, or dispose of all or a portion of the Shares they now own or Common Stock they may hereafter acquire. Except as set forth herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D; it is noted, however, that Mr. Frederick B. Craves, the Chairman and one of the managers of Bay City LLC and Management, is the Chairman of the Board of Directors of the Issuer.

     Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b)     The aggregate number of shares and percentage of Common
Stock of the Issuer (based upon the number of shares of Common Stock shown to be outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997) beneficially owned by each person named in Item 2 is set forth in the following table:

                              (Page 6 of 9 pages)

CUSIP NO. 640520300                        13D



--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                   No. of Shares
                    Beneficially           Percentage       Power to Vote           Power to Dispose
Person                 Owned               of Class         Sole    Shared          Sole      Shared
--------------------------------------------------------------------------------------------------------

The Fund             1,010,000                5.83%          0     1,010,000          0      1,010,000
--------------------------------------------------------------------------------------------------------
Management           1,010,000                5.83%          0     1,010,000          0      1,010,000
--------------------------------------------------------------------------------------------------------
Bay City LLC         1,010,000                5.83%          0     1,010,000          0      1,010,000
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------



     Each of The Fund, Management and Bay City LLC share power to vote and to dispose of the 1,010,000 Shares beneficially owned by them with each other.

     The Reporting Persons have been advised that: (a) trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (the "RA Trusts") own indirect interests in each of the Fund, Management and Bay City LLC; (b) as of August 29, 1997, other trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (the "Oregon Trusts") also owned 185,000 shares of Common Stock of the Issuer; (c) different individuals serve as trustees of the RA Trusts and the Oregon Trusts and there is no overlap in trusteeships; (d) the RA Trusts have no express or implied agreement with the Oregon Trusts to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock or any other equity securities of the Issuer; and (e) the RA Trusts expressly disclaim (i) the existence of any group with the Oregon Trusts and (ii) beneficial ownership of the shares of Common Stock currently or hereafter owned by the Oregon Trusts.

     The Reporting Persons have been advised that: (a) Gerald L. Cohn, a manager of each of Management and Bay City LLC, is also the indirect owner of interests in each of the Fund, Management and Bay City LLC; (b) Mr. Cohn serves as one of six directors of the Hannah S. and Samuel A. Cohn Memorial Foundation, a charitable foundation (the "Foundation"); (c) as of August 29, 1997, the Foundation owned 51,000 shares of Common Stock of the Issuer; (d) Mr. Cohn has no express or implied agreement with the Foundation to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock or any other equity securities of the Issuer; and (e) Mr. Cohn expressly disclaims (i) the existence of any group with the Foundation and
(ii) beneficial ownership of the shares of Common Stock currently or hereafter owned by the Foundation.

     In addition, the Reporting Persons note that: (a) Frederick B. Craves, the Chairman and one of the managers of Management and the Managing Director of Bay City LLC, is also the Chairman of the Board of Directors of the Issuer; (b) Mr. Craves, individually, currently holds options to acquire 210,000 shares of Common Stock of the Issuer and may, in the future, individually acquire additional options and/or shares of Common Stock; (c) except for those capacities noted in (a) above, Mr. Craves has no express or implied agreement with any of the Reporting Persons to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock or any other equity securities of the Issuer; and (d) except for those capacities noted in (a) above, they expressly disclaim (i) the existence of any group with Mr. Craves and (ii) beneficial ownership of the Issuer's equity securities currently or hereafter owned by Mr. Craves.

     (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as described in Item 3 and 4 above.

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer held by the Reporting Persons.

     (e)  Not applicable.


                              (Page 7 of 9 pages)

CUSIP NO. 640520300                        13D


     Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the managing directors or managers (if applicable) of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, guarantees of profits or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7 (1).  Agreement with respect to Schedule 13D.


                            (Page 8 of 9 pages)

CUSIP NO. 640520300                        13D

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              BAY CITY CAPITAL FUND I, L.P., a
                              Delaware limited partnership

                              By:  BAY CITY CAPITAL MANAGEMENT LLC, its
                                   general partner



                              By:_______________________________
                              Title:____________________________




Dated:  September 2, 1997


                              (Page 9 of 9 pages)

CUSIP NO. 640520300                        13D


                                LIST OF EXHIBITS


Exhibit No                         Description                   Page
----------                         -----------                   ----

7(1)
                      Agreement with respect to Schedule 13D.

CUSIP NO. 640520300                        13D

                                   APPENDIX 1


                         BAY CITY CAPITAL MANAGEMENT LLC

                         MANAGERS AND EXECUTIVE OFFICERS






                                                                     PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS(1)                TITLE                 OCCUPATION OR EMPLOYMENT
---------------------------                 -----                 ------------------------

Frederick B. Craves                Manager                         Chairman, Manager and Managing
Bay City Capital Management LLC                                    Director of Bay City LLC and
750 Battery St., Suite 600                                         Manager of Bay City Capital
San Francisco, CA 94111                                            Management LLC



John D. Diekman                    Manager                         Chairman of Affymetrix
Bay City Capital Management LLC
750 Battery St., Suite 600
San Francisco, CA 94111



Roger H. Salquist                   Manager                        Manager and Managing Director
Bay City Capital Management LLC                                    of Bay City LLC and Manager of
750 Battery St., Suite 600                                         Bay City Capital Management LLC
San Francisco, CA 94111



Thomas J. Pritzker                  Manager                         President of Hyatt
200 West Madison Street                                             Corporation, a
38th Floor                                                          diversified company
Chicago, IL 60606                                                   primarily engaged in
                                                                    real estate and hotel
                                                                    management activities.

Jay A. Pritzker                     Manager                         Chairman of the Board
200 West Madison Street                                             of Hyatt Corporation,
38th Floor                                                          a diversified company
Chicago, IL 60606                                                   primarily engaged in
                                                                    real estates and hotel
                                                                    management activities.

Gerald L. Cohn                      Manager                         Investor
19355 Turnberry Way,
Apt. TH-3
North Miami, FL 33180


------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) Each of Messrs. Craves, Diekman, Salquist, Thomas J. Pritzker, Jay A. Pritzker and Gerald L. Cohn are United States citizens.

CUSIP NO. 640520300                        13D



                                   APPENDIX 2


                              BAY CITY CAPITAL LLC

                         MANAGERS AND EXECUTIVE OFFICERS



                                                                     PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS(1)                TITLE                 OCCUPATION OR EMPLOYMENT
---------------------------                 -----                 ------------------------

Frederick B. Craves                  Chairman, Manager                Chairman, Manager and Managing
Bay City Capital Management LLC                                       Director of Bay City LLC and
750 Battery St., Suite 600                                            Manager of Bay City Capital
San Francisco, CA 94111                                               Management LLC




John D. Diekman                      Manager and Managing Director    Chairman of Affymetrix
Bay City Capital Management LLC
750 Battery St., Suite 600
San Francisco, CA 94111


Roger H. Salquist                    Manager and Managing Director     Manager and Managing Director
Bay City Capital Management LLC                                        of Bay City LLC and Manager of
750 Battery St., Suite 600                                             Bay City Capital Management LLC
San Francisco, CA 94111



Thomas J. Pritzker                   Manager                           President of Hyatt
200 West Madison Street                                                Corporation, a
38th Floor                                                             diversified company
Chicago, IL 60606                                                      primarily engaged in
                                                                       real estate and hotel
                                                                       management activities.

Jay A. Pritzker                      Manager                           Chairman of the Board
200 West Madison Street                                                of Hyatt Corporation,
38th Floor                                                             a diversified company
Chicago, IL 60606                                                      primarily engaged in
                                                                       real estates and hotel
                                                                       management activities.

Gerald L. Cohn                       Manager                           Investor
19355 Turnberry Way,
Apt. TH-3
North Miami, FL 33180


------------------------------------------------------------------------------
------------------------------------------------------------------------------


(1) Each of Messrs. Craves, Diekman, Salquist, Thomas J. Pritzker, Jay A. Pritzker and Gerald L. Cohn are United States citizens.